UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GOLDEN WEST BREWING COMPANY, INC.

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   381312107

 (CUSIP Number)

J. Andrew Moorer, Secretary
P O Box 3618
Carefree, AZ  85377
                  (480) 575-6972 (tel)  (480) 575-9307 (fax)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                   August 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381312107

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     J. Andrew Moorer

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 180,000
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 180,000
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       180,000 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)     7.3%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Golden West Brewing Company, Inc., a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 945 West 2nd Street, Chico, California  95928.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     J. Andrew Moorer, P O Box 3618, Carefree, AZ  85377is Secretary and a Director of the Company.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Item 3 is hereby amended as follows:

            Mr. Moorer acquired 130,000 of the securities of the Company that he owns, for cash consideration of $0.25 per share, or, total cash consideration of $32,500.

            Effective August 21, 2006, Mr. Moorer was granted options exercisable to purchase an aggregate of 50,000 shares of common stock at a price of $0.50 per share.  Options to purchase 25,000 shares are vested, and options to purchase 8,333 shares will vest on July 31, 2007 and July 31, 2008 with an option to purchase 8,334 shares to vest on July 31, 2009, subject to Mr. Moorer’s continuing service to the Company.

ITEM 4.  PURPOSE OF TRANSACTION

            Item 4 is hereby amended as follows:

             The securities of the Company were acquired by Mr. Moorer for investment.  Mr. Moorer reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases should a public trading market for its shares develop, in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended as follows:

         (a)     At the close of business on August 21, 2006,   Mr. Moorer would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 180,000 shares of common stock.  Those securities consist of 130,000 shares of common stock and options to purchase 50,000 shares of common stock of which 25,000 options are currently vested as of the date of this report.  Once fully vested, the securities represent 7.3% of the issued and outstanding shares of common stock of the Company. The foregoing is based upon 2,408,000 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Moorer has the sole  voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

         (c)     Mr. Moorer was granted options to purchase 50,000 shares of common stock on August 21, 2006 and has not sold any shares of common stock during the past 60 days.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           As more fully described in this report, Mr. Moorer is Secretary and a Director of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August_24, 2006 (Date)
/s/ J. Andrew Moorer_ (Signature)
J. Andrew Moorer (Name/Title)

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